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SECURITIES [...] SSION

02018506

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47498

RECD S.E.C.
FEB 27 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALMARC TRADING, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2325-B RENAISSANCE DRIVE
(No. and Street)

LAS VEGAS	NV	89119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JESSE GERSTEL — (561) 672-5100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMAN, ROSSIN & CO.
(Name — *if individual, state last, first, middle name*)

2699 SO. BAYSHORE DRIVE	MIAMI	FL	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/20/02 S.S

OATH OR AFFIRMATION

I, JESSE GERSTEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALMARC TRADING, LP, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No exceptions.

ANNETTE DE LUCA
NOTARY PUBLIC STATE OF FLORIDA
My Comm Exp. 4/29/2002
No. CC 738007
[✓] Personally Known [ ] Other I.D.

Notary Public

Signature

MANAGER

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (Cash Flows)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included: accordingly it is requested that this report be given confidential treatment.

ALMARC TRADING, LP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001







KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Partners
Almarc Trading, LP
Las Vegas, Nevada

We have audited the accompanying statement of financial condition of Almarc Trading, LP (formerly known as Almarc Trading, LLC) as of December 31, 2001. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Almarc Trading, LP as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Kaufman, Rossin & Co.

Miami, Florida
January 25, 2002

ALMARC TRADING, LP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS		
CASH AND CASH EQUIVALENTS	$	40,406
SECURITIES OWNED, AT MARKET (NOTE 5)		52,386,471
NOTES RECEIVABLE (NOTE 3)		700,000
DIVIDENDS AND INTEREST RECEIVABLE (NOTE 3)		4,665,513
	$	57,792,390
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES		
Security loans payable (Note 5)	$	28,486,225
Securities sold, but not yet purchased, at market (Note 5)		15,010,521
Due to broker (Note 2)		7,173,358
Interest payable (Notes 2 and 5)		707,829
Accrued liabilities		15,000
Total liabilities		51,392,933
PARTNERS' CAPITAL (NOTE 3)		6,399,457
	$	57,792,390

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Almarc Trading, LP (the Partnership) (formerly known as Almarc Trading, LLC) is a broker-dealer of various types of equities, debt instruments, and option contracts. The broker-dealer acts in a principal capacity, buying and selling for its own account, engaging primarily in a convertible arbitrage trading strategy.

Basis of Financial Statement Preparation

Effective December 31, 2001, the Partnership entered into an agreement and plan of merger with a limited liability company (Almarc Trading, LLC), with the surviving entity being a Nevada limited partnership. The agreement and plan of merger was approved by all members and partners, who are all related through common ownership of the former members and current partners.

Government and Other Regulation

The Partnership's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Partnership is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions are reported on a trade date basis, and securities owned or sold, but not yet purchased are valued at market. Securities for which quotations are not readily available are valued at fair market value as determined by the General Partner.

Cash and Cash Equivalents

The Partnership considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Partnership may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Income Taxes

The Partnership is not subject to income taxes since the income or loss is includible in the tax returns of the partners.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Derivative Instruments

The Partnership has adopted Financial Accounting Standards Board Statement 133, "Accounting for Derivative Instruments and Hedging Activities," which requires disclosures with respect to the purpose of and risks associated with using derivatives.

The Partnership invests in equity-related derivative contracts (derivatives), primarily options. In the normal course of business, the Partnership enters into derivative contracts for trading purposes, and sometimes as a hedge of other securities market risks. Typically, derivative contracts serve as components of the Partnership's investment strategies and are utilized primarily to structure the portfolio or individual investments to economically match the investment objectives of the Partnership.

Generally, the Partnership purchases and sells equity put and call options. Options represent the opportunity to sell or buy the underlying equity securities at specified prices and future dates.

The Partnership's exposure to credit risk associated with counterparty nonperformance on any derivatives that are not exchange traded is typically limited to the unrealized gains reported as assets associated with such contracts. Generally, the Partnership trades in only exchange traded derivatives.

NOTE 2. DUE FROM BROKER AND DUE TO BROKER

Due from broker, when applicable, represents amounts due from the Partnership's clearing broker, Bear Stearns Securities Corp. (Bear Stearns). Amounts due from broker represent cash balances at Bear Stearns and amounts owed the Partnership for unsettled transactions.

Due to broker, when applicable, represents amounts due to Bear Stearns and is collateralized by securities owned by the Partnership and securities awaiting receipt on uncompleted transactions. Interest is payable monthly at the prevailing variable rate, which was 2.5% at December 31, 2001. All amounts due are payable on demand. Interest of $44,380 related to the amount due to broker, was accrued at December 31, 2001.

NOTE 3. RELATED PARTY TRANSACTIONS

Notes Receivable

Notes receivable consisted of two unsecured notes receivable totaling $700,000 from two owners of the general and limited partners. Interest accrues at 6% and the notes are due on demand. As of December 31, 2001, interest of $61,240 is due and is included in dividends and interest receivable in the statement of financial condition.

Management Agreement

The Partnership receives management and administrative services, including use of its office facility, from entities affiliated by virtue of common ownership. In this regard, the affiliate incurs significant operating expenses and provides facilities and staff for the Partnership in consideration of a management fee.

Reorganization as a Limited Partnership

Effective December 31, 2001, the date of the agreement and plan of merger, 22.82% of the members' equity interests were converted into a general partnership interest and 77.18% of the members' equity interests were converted into a limited partnership interest.

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Partnership is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2001, the Partnership's "Net Capital" was $1,642,117, which exceeded requirements by $1,542,117, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.44 to 1.

NOTE 5. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Partnership's securities transactions, with the exception of the Strips detailed below, are provided by Bear Stearns, whose principal office is in New York City.

NOTE 5. RISK CONCENTRATIONS (Continued)

Securities Owned, at Market and Security Loans Payable

At December 31, 2001, securities owned consisted of the following United States issues:

U.S. Government Agency Bond Strips (Strips)	$ 29,576,900
Exchange listed equities	22,252,121
Corporate Bond	500,000
Other	57,450
	$ 52,386,471

The Strips were acquired in connection with the acceptance of a securities loan with Refco Securities, LLC, the lender and custodian. The Partnership is required to pay a loan fee computed daily on each loan, considered to be interest expense. At December 31, 2001, $663,449 of interest is unpaid and included in interest payable in the accompanying statement of financial condition. One loan matures in May 2002 for $19,020,743, and the other loan in February 2003 for $9,465,482. These loan maturity dates correspond to the maturity dates of the underlying collateral.

Securities Sold, But Not Yet Purchased, at Market

At December 31, 2001, securities sold, not yet purchased consisted of the following:

Exchange listed equities	$ 15,001,571
Options	8,950
	$ 15,010,521

Subsequent market fluctuations may require the Partnership to purchase these securities at prices which differ from the above market values.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

first union center / ste. 1310
200 east broward blvd.
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd., suite 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

World Wide Web:
www.kaufmanrossin.com